EXHIBIT 99.05

To announce the resolution of Annual General Meeting to release the restrictions on competitive activities on director

Date of events: 2017/06/23

Contents:

1.Date of the shareholders’ meeting resolution:2017/06/23

2.Name and title of the director with permission to engage in competitive conduct:Yih-Yu Lei, director

3.Items of competitive conduct in which the director is permitted to engage:Gogoro Taiwan Limited Director, Gogoro Taiwan Sales and Services Limited Director, Gogoro Europe B.V. Director

4.Period of permission to engage in the competitive conduct:During the term of being a director of the Company.

5.Circumstances of the resolution (please describe the results of the voting under Article 209 of the Company Act):Voting by a majority of the shareholders present who represent two-thirds or more of the total number of the Company’s outstanding shares. The proposal was approved.

6.If the permitted competitive conduct is business of a mainland China area enterprise, the name and title of the director (if it is not business of a mainland China area enterprise, please enter ”not applicable” below):Not applicable

7.Company name of the mainland China area enterprise and the director’s position in the enterprise:Not applicable

8.Address of the mainland China area enterprise:Not applicable

9.Business items of the mainland China area enterprise:Not applicable

10.Degree of effect on the Company’s finances and business:None

11.If the director has invested in the mainland China area enterprise, the monetary amount of the director’s investment and the director’s shareholding ratio:Not applicable

12.Any other matters that need to be specified:None